UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 1)*

Vigil Neuroscience, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

92673K108

(CUSIP Number)

Jean-Philippe Kouakou-Zebouah

Chief Financial Officer

Vida Ventures, LLC

40 Broad Street, Suite 201

Boston, MA 02109

(415)-378-9984

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 13, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 92673K108	13D

1.	Name of Reporting Persons Vida Ventures GP III, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,015,929 shares of Common Stock (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,015,929 shares of Common Stock (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,015,929 shares of Common Stock (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 12.7% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Consists of (i) 5,004,393 shares held by Vida III (as defined in Item 2(a) of the Original Schedule 13D (as defined below)) and (ii) 11,536 shares held by Vida III-A (as defined in Item 2(a) of the Original Schedule 13D). Vida III GP (as defined in Item 2(a) of the Original Schedule 13D) is the general partner of each of Vida III and Vida III-A and may be deemed to have voting, investment, and dispositive power with respect to these securities. Arie Belldegrun, Helen Kim, Arjun Goyal, Rajul Jain and Stefan Vitorovic, a member of the Issuer’s board of directors, are the members of the investment committee of Vida III GP (the “Investment Committee”). Each of the Investment Committee and the members thereof may be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based upon 39,647,533 shares of the Issuer’s Common Stock outstanding as of July 31, 2024, as set forth in the Issuer’s quarterly report on Form 10-Q for the quarter ended June 30, 2024, filed with the Securities and Exchange Commission (“Commission”) on August 13, 2024 (the “Form 10-Q”).

CUSIP No. 92673K108	13D

1.	Name of Reporting Persons Vida Ventures III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,004,393 shares of Common Stock (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,004,393 shares of Common Stock (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,004,393 shares of Common Stock (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 12.6% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

These shares are held by Vida III. Vida III GP is the general partner of Vida III and may be deemed to have voting, investment, and dispositive power with respect to these securities. Each of the Investment Committee and the members thereof may be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based upon 39,647,533 shares of the Issuer’s Common Stock outstanding as of July 31, 2024, as reported in the Form 10-Q.

CUSIP No. 92673K108	13D

1.	Name of Reporting Persons Vida Ventures III-A, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,536 shares of Common Stock (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,536 shares of Common Stock (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,536 shares of Common Stock (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 0.0% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

These shares are held by Vida III-A. Vida III GP is the general partner of Vida III-A and may be deemed to have voting, investment, and dispositive power with respect to these securities. Each of the Investment Committee and the members thereof may be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based upon 39,647,533 shares of the Issuer’s Common Stock outstanding as of July 31, 2024, as reported in the Form 10-Q.

CUSIP No. 92673K108	13D

1.	Name of Reporting Persons Stefan Vitorovic
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 26,083 shares (1)
	8.	Shared Voting Power 5,015,929 shares of Common Stock (2)
	9.	Sole Dispositive Power 26,083 shares (1)
	10.	Shared Dispositive Power 5,015,929 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,042,012 shares of Common Stock (1) (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 12.7% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)

Represents 26,083 shares subject to stock options granted to Mr. Vitorovic in his capacity as a director of the Issuer that are exercisable as of the date of the filing of this Amendment No. 1 (as defined below) or within 60 days thereafter. Excludes 18,068 shares subject to stock options granted to Mr. Vitorovic and that are not exercisable within 60 days of the filing of this Amendment No. 1.

(2)

Includes all securities held of record by Vida III and Vida III-A. Vida III GP is the general partner of each of Vida III and Vida III-A and may be deemed to share voting, investment and dispositive power with respect to these securities. Mr. Vitorovic, a member of the Issuer’s board of directors, is a member of the Investment Committee and may be deemed to share voting, investment and dispositive power with respect to these securities.

(3)

Based upon 39,647,533 shares of the Issuer’s Common Stock outstanding as of July 31, 2024, as reported in the Form 10-Q, plus 26,083 shares subject to stock options held by Mr. Vitorovic and that are exercisable as of the date of the filing of this Amendment No. 1 or within 60 days thereafter.

CUSIP No. 92673K108	13D

Explanatory Note

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the Schedule 13D initially filed by the Reporting Persons with the Securities and Exchange Commission (the “Commission”) on February 10, 2023 (the “Original Schedule 13D”). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original Schedule 13D.

Item 1. Security and Issuer

This Amendment No. 1 is filed with respect to the Issuer’s Common Stock. The address of the principal executive offices of the Issuer is 100 Forge Road, Suite 700, Watertown, MA 02472. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 5. Interest in Securities of the Issuer.

Solely on behalf of, and only to the extent that it relates to the Reporting Persons, Items 5(a) and 5(b) of the Original Schedule 13D is hereby amended as follows:

The information reported on the cover page of each Reporting Person, except Mr. Vitorovic, is based on a total of 39,647,533 shares of the Issuer’s Common Stock outstanding as of July 31, 2024, as reported in the Form 10-Q filed with the Commission on August 13, 2024.

The information reported on the cover page of Mr. Vitorovic is based on a total of 39,673,616 shares, comprised of (i) 39,647,533 shares of the Issuer’s Common Stock outstanding as of July 31, 2024, as reported in the Form 10-Q filed with the Commission on August 13, 2024 and (ii) 26,083 shares of the Issuer’s Common Stock underlying fully vested stock options granted to Mr. Vitorovic for service as a member of the Issuer’s board of directors.

This Amendment No. 1 is being filed to update the aggregate percentage of the Issuer’s Common Stock owned by the Reporting Persons due to dilution caused by, among other things, the Issuer’s sales of additional shares of its Common Stock from time to time since the date of the filing of the Original Schedule 13D and not in connection with any transaction in the Issuer’s securities by the Reporting Persons. Such dilution resulted in a decrease of over one percent (1%) in the aggregate percentage ownership reported by the Reporting Persons in the Original Schedule 13D.

(a) and (b) See Items 7-11 and 13 of the cover pages of this Amendment No. 1 for each Reporting Person and Item 2 above.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 9, 2024

VIDA VENTURES III, L.P.

By:	Vida Ventures GP III, L.L.C.
Its:	General Partner

By:	/s/ Stefan Vitorovic
Stefan Vitorovic, Managing Member

VIDA VENTURES III-A, L.P.

By:	Vida Ventures GP III, L.L.C.
Its:	General Partner

By:	/s/ Stefan Vitorovic
Stefan Vitorovic, Managing Member

VIDA VENTURES GP III, L.L.C.

By:	/s/ Stefan Vitorovic
Stefan Vitorovic, Managing Member

/s/ Stefan Vitorovic
Stefan Vitorovic